Filed by IKONICS Corporation
Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: IKONICS Corporation

Commission File Number: 000-25727

Dear [Brand] Distributors,

I want to take this opportunity to share a public notification sent through a press release on Friday June 25, 2021. I have attached that press release to this letter for your review. I also want to make sure the press release does not cause confusion or concern with our valued distributors and customers.

IKONICS has entered into a merger agreement with TeraWulf Inc., a bitcoin mining and high-performance computing company.

We believe the merger agreement provides ideal outcomes for IKONICS shareholders, customers, and employees. The agreement is instrumental in securing the long-term viability of the IKONICS’ legacy businesses, allowing it to continue to meet the needs of customers with a secure supply of high-quality products and expanded employment opportunities for our workforce.

Because this is a somewhat complicated public process, there are many details we are not currently able to share. Rest assured that we will continue normal operations for the foreseeable future and this move will allow IKONICS to continue to supply you with our great products for years to come.

While we are very excited, today’s news is just the first step in the process. Pending shareholder approval and customary closing conditions, we expect the transaction will close during the second half of 2021. In the meantime and even after the mergers are completed, [Products] will operate consistent with past practices and your supply and service from [Brand] will not change. Currently, shipping lead times have been extended due to raw material shortages and shipping delays caused by port back-ups and congestion. We expect this to subside soon, and it is not an impact of the merger. Please keep this in mind when issuing purchase orders for product.

Thank you for your business and continued loyalty. If you have any questions regarding the situation, please contact Ken Hegman, IKONICS Chief Operating Officer, at phone 218-628-6434 or email: khegman@ikonics.com. We look forward to growing with you in the future!

Best Regards,

Glenn Sandgren

C.E.O.

IKONICS Corporation

Additional Information and Where to Find It; Participants in the Solicitation

In connection with the proposed transaction, IKONICS Corporation (the “Company”) intends to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including a combined proxy statement and registration statement on Form S-4. Following the filing of the definitive proxy statement with the SEC, the Company will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the special meeting relating to the proposed transaction. The proxy statement, any other relevant documents, and all other materials filed with the SEC concerning the Company are (or, when filed, will be) available free of charge at http://www.sec.gov and http:/www.ikonics.com/investor-relations. Shareholders should read carefully the proxy statement and any other relevant documents that the Company files with the SEC when they become available before making any voting decision because they will contain important information.

This communication does not constitute a solicitation of proxy, an offer to purchase, or a solicitation of an offer to sell any securities. The Company and its directors and executive officers are deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information regarding the names of such persons and their respective interests in the transaction, by securities holdings or otherwise, will be set forth in the definitive proxy statement when it is filed with the SEC. Additional information regarding these individuals is set forth in its annual report on Form 10-K for the fiscal year ended December 31, 2020, its definitive proxy statement for the annual meeting held on April 29, 2021, and the revised definitive proxy statement for the same meeting, which were filed with the SEC on March 3, 2021, March 23, 2021, and April 6, 2021, respectively. To the extent the Company’s directors and executive officers or their holdings of the Company’s securities have changed from the amounts disclosed in those filings, to the Company’s knowledge, such changes have been reflected on initial statements of beneficial ownership on Form 3 or statements of change in ownership on Form 4 on file with the SEC. These materials are (or, when filed, will be) available free of charge at http://www.Ikonics.com/investor-relations.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Such statements include statements concerning anticipated future events and expectations that are not historical facts. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the mergers, including the risks that (a) the mergers may not be consummated within the anticipated time period, or at all, (b) the parties may fail to obtain shareholder approval of the merger agreement, (c) other conditions to the consummation of the mergers under the merger agreement may not be satisfied, (d) all or part of TeraWulf’s contemplated financing may not become available, and (e) the significant limitations on remedies contained in the merger agreement may limit or entirely prevent a party from specifically enforcing another party’s obligations under the merger agreement or recovering damages for any breach; (2) approval of the combined company’s application to list its shares on The Nasdaq Stock Market LLC, (3) the effects that any termination of the merger agreement may have on a party or its business, including the risks that (a) the price of the Company’s common stock may decline significantly if the mergers are not completed, (b) the merger agreement may be terminated in circumstances requiring the Company to pay TeraWulf a termination fee of $1.2 million, or (c) the circumstances of the termination, may have a chilling effect on alternatives to the mergers; (4) the effects that the announcement or pendency of the mergers may have on the Company and its business, including the risks that as a result (a) the business, operating results or stock price of the Company’s common stock may suffer, (b) its current plans and operations may be disrupted, (c) the ability of the Company to retain or recruit key employees may be adversely affected, (d) its business relationships (including, customers, franchisees and suppliers) may be adversely affected, or (e) management and employee attention may be diverted from other important matters; (5) the effect of limitations that the merger agreement places on the Company’s ability to operate its business, return capital to shareholders or engage in alternative transactions; (6) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the transactions and instituted against the Company and others; (7) the risk that the transaction may involve unexpected costs, liabilities or delays; (8) other economic, business, competitive, legal, regulatory, and/or tax factors; (9) the possibility that less than all or none of the Company’s historical business will be sold prior to the expiration of the contingent value rights; and (10) other factors described under the heading “Risk Factors” in Part I, Item 1A of the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2020, as updated or supplemented by subsequent reports that the Company has filed or files with the SEC. Potential investors, shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Neither TeraWulf nor the Company assumes any obligation to publicly update any forward-looking statement after it is made, whether as a result of new information, future events or otherwise, except as required by law.